EXHIBIT 23.1

The Board of Directors
CRC Holdings Corp.:

The audits referred to in our reports dated May 11, 1999, except Note 14 which is as of (date), and October 3, 1998, included the related financial statement schedules for the year ended March 31, 1999, the period from June 12, 1997 to March 31, 1998, the period from April 1, 1997 to June 12, 1997 and the year ended March 31, 1997, included in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ KPMG LLP

Tulsa, Oklahoma
June 16, 1999